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February 25, 2014

VIA EDGAR AND ELECTRONIC MAIL

David L. Orlic, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:
Cracker Barrel Old Country Store, Inc. (the “Company” or “Cracker Barrel”)
Preliminary Soliciting Materials on Schedule 14A
Filed by Biglari Capital Corp. et al.
Filed December 24, 2013
File No. 001-25225

Dear Mr. Orlic:

We acknowledge receipt of the letter of comment dated February 21, 2014 from the Staff (the “Comment Letter”) with regard to the above-referenced filing.  We have reviewed the Comment Letter with Biglari Capital Corp. (“Biglari Capital”) and provide the following response on its behalf.  Our responses are numbered to correspond to your comment.

General

1.
We note your response to prior comment 4. We do not find that you have adequately supported your unqualified statements that “the sale of the Company will create immediate value for all” and that “it is obvious [the company] will have difficulty growing earnings through operating performance henceforth.” Accordingly, we believe that you should cease making these or similar statements in future filings.

Biglari Capital respectfully disagrees with the Staff’s view.  Nevertheless, to the extent that Biglari Capital makes similar statements in future filings, it will provide further support for its positions.

*      *     *

The Staff is invited to contact the undersigned with any comments or questions it may have.

Sincerely,

/s/ Michael R. Neidell

Michael R. Neidell

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